Ex 99.1
Mindray to Acquire Datascope’s Patient Monitoring Business for US$202 million
■	Creates significant synergy opportunities by combining Mindray’s leading China-based R&D and production platform and Datascope’s strong US-based direct sales and service network

■	Provides powerful platform for Mindray’s international expansion in United States and Europe
Shenzhen, CHINA — March 11, 2008 — Mindray Medical International Limited (NYSE:MR), today announced a definitive agreement to acquire Datascope Corp.’s (Nasdaq:DSCP) patient monitoring business, creating upon completion the third-largest player in the global patient monitoring device industry and furthering the company’s goal of becoming a leading provider of high-quality medical devices to markets worldwide. Datascope’s patient monitoring business achieved total revenues of US$161.3 million in calendar year 2007, approximately the same revenues generated from Mindray’s home China market. The transaction is expected to be accretive to Mindray’s earnings per share on a non-GAAP basis starting in 2009.
Upon closing, Mindray expects to benefit from the synergies created by combining Mindray’s strong China-based engineering and production platforms with Datascope’s established brands, long standing reputation for high-quality products and service, its large and established direct sales and service team in the United States and Europe and both companies’ leading R&D capabilities.
“This transaction represents a unique combination of strengths that will help transform Mindray from a largely China-based company to a global leader, and substantially further our strategy of building a leading on-the-ground presence in the United States and Europe,” said Mr. Xu Hang, Mindray’s chairman and co-chief executive officer. “Datascope customers should also benefit from the combined company’s expanded product lineup and enhanced ability to tailor product functionality for specific end-user requirements, and Mindray’s customers in the United States and Europe will enjoy the support of an established direct sales and service network.”
The company plans to maintain Datascope’s existing branded product lines and to continue manufacturing Datascope products in the United States. David Gibson, Datascope’s vice president and president, patient monitoring division & technology services division, will serve as the president of Mindary’s Datascope patient monitoring business unit upon completion of the transaction. The existing management team is expected to continue post-closing without significant changes along with the rest of the patient monitoring division staff.
Currently, the majority of Datascope’s patient monitoring revenue is generated from sales in North America, with the remainder from markets largely in Europe.
Mr. Li Xiting, Mindray’s president and co-chief executive officer commented, “This is an exceptional fit of complementary assets in the patient monitoring industry. Datascope’s strength in direct sales to under-300 bed hospitals, its leading market share in key niche areas, and direct sales and service team in the United States and Europe offer immediate cross-selling opportunities for Mindray’s high performance-to-price medical imaging systems. Also, by leveraging Mindray’s China-based R&D, we are positioned to tailor existing Datascope models for new markets and enhance product functionality. With our common culture of performance and dedication to meeting customer needs, I am very optimistic for the future of the combined business.”

Mr. Li noted that the combined company will enjoy leading market share in specific sub-segments of the US patient monitoring market, such as ambulatory surgery centers, the hospital anesthesia market and the vital signs monitoring market as well significant strength in centralized monitoring systems.
Commenting on the transaction, Larry Saper, chairman and chief executive officer of Datascope said, “The addition of our Patient Monitoring business to Mindray’s business will create a global patient monitoring company better positioned to serve the healthcare market and compete on a worldwide basis. We expect our customers to continue to benefit from the high level of innovation, quality and service long associated with the Datascope brand. We thank our patient monitoring employees for their many years of loyal and dedicated service to Datascope, and we look forward to a smooth transition as they become important members of the growing Mindray organization.”
Upon closing, the combined business will offer over 50 products across Mindray’s three product segments. Mindary will benefit from Datascope’s patient monitoring product pipeline as well as its existing innovative, wireless monitoring solution, NetGuard, for detecting unexpected cardiac events in previously unmonitored patients which recently received FDA approval. The combined business will benefit from manufacturing synergies derived from Mindray’s efficient China-based component sourcing.
Upon completion of the transaction, Mindray will have approximately 4,100 employees..
Transaction Details
The acquisition consideration consists of $202 million in cash funded through Mindray’s internal cash and planned third-party borrowings. Datascope will retain approximately $38 million of receivables generated by the Patient Monitoring business.
The transaction has been approved by the Datascope and Mindray boards of directors and is expected to close, subject to regulatory and other customary closing conditions, in the second quarter of 2008. No approval by Mindray or Datascope’s shareholders is required. UBS Investment Bank acted as exclusive financial advisor and O’Melveny & Myers LLP acted as exclusive legal advisor to Mindray.
Conference Call Details
Mindray will hold an investor conference call and Q&A session at 8:00 AM on March 11, 2008 U.S. Eastern Time (8:00 PM on March 11, 2008 Beijing/Hong Kong Time).
Dial-in details for the earnings conference call are as follows:
US Toll Free: +1.866.713.8567
US Toll (International): +1.617.597.5326
Hong Kong Toll: + 852.3002.1672
Participant Passcode for all regions: Mindray
Additionally, a live and archived webcast of this conference call and a downloadable presentation will be available on the Investor Relations section of Mindray’s website at www.mindray.com.

About Mindray
Mindray Medical International Limited is a leading developer, manufacturer and marketer of medical devices in China with a significant and growing presence worldwide. Established in 1991, Mindray offers a broad range of products across three primary business segments: patient monitoring & life support products, in-vitro diagnostic products, and medical imaging systems. Mindray is headquartered in Shenzhen, China, and has 29 local sales and service offices in China, as well as sales and service offices in Amsterdam, Boston, Moscow, Istanbul, London, Mexico City, Mumbai, Sao Paulo, Seattle, Toronto and Vancouver. For more information, please visit http://www.mindray.com.
About Datascope Corp.
Datascope Corp. is the global leader of intra-aortic balloon counterpulsation and a diversified medical device company that develops, manufactures and markets proprietary products for clinical health care markets in interventional cardiology and radiology, cardiovascular and vascular surgery, anesthesiology, emergency medicine and critical care. The Company’s products are sold throughout the world through direct sales representatives and independent distributors. Founded in 1964, Datascope is headquartered in Montvale, New Jersey. For news releases, webcasts and other Company information please visit Datascope’s website, http://www.datascope.com.
Safe Harbor Statement
This press release contains forward-looking statements including those with respect to Mindray’s planned acquisition, including expectations that the transaction will be accretive, the planned financing of the transaction, the timing and anticipated synergies to the combined business and to Datascope’s and Mindray’s customers. These and the other forward-looking statements contained in this press release may not occur and actual results may differ materially. The transaction may not close when expected or at all and is subject to receipt of governmental approval and other customary closing conditions. Among other risks Mindray may be unable to build a competitive presence in the United States and Europe, to tailor products to satisfy consumer demands and enhance product functionality, to maintain or retain Datascope’s existing product lines and personnel. The financial and other success of the proposed transaction is dependent on the outlook regarding market share in specific product markets and geographies, outlook regarding drivers, developments and trends affecting the combined business’s worldwide markets, new product development and commercial launch dates. These statements are based on information available at the time they are made and are subject to a number of risks and uncertainties. Actual results could differ materially from those anticipated by these forward-looking statements as a result of a number of factors, some of which may be beyond the company’s control. Factors that affect Mindray’s business operations and product development, as well as a further list and description of risks and uncertainties associated with Mindray’s business, are discussed in its reports filed with the Securities and Exchange Commission, including its most recent annual report on Form 20-F. Mindray disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
For investor inquiries please contact:
In China:
Investor Relations
Mindray Medical International Limited
Tel: +86-755-2658-2518
Email: IR@Mindray.com

Justin Knapp
Ogilvy Public Relations Worldwide, Beijing
Tel: +86-10-8520-6556
Email: Justin.Knapp@Ogilvy.com
In the United States:
Jeremy Bridgman
Ogilvy Public Relations Worldwide, New York
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For media inquiries please contact:
Courtney Shike
Ogilvy Public Relations Worldwide, Beijing
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